July 16, 2024

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted June 18, 2024
            CIK No. 0001886428
Dear Bruce Lucas:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Prospectus Summary, page 1

1.     We note your disclosure of a    consolidated net-attritional loss ratio
  on page 4. Please
       revise to describe what this loss ratio represents and how it is calculated.
2. Please revise to define and explain, for the average investor, terms such as Managing
       General Agency, coastal specialty zone and Direct to Consumer.
3. Please provide a basis for the statement that you have "a significant technological advantage that allows [you] to assess, manage and price risk for individual and bulk policy acquisitions." We note you do not address this significant technological advantage on page 95 or in a discussion of your competitive position.
4. Please revise to clearly explain your geographic concentration, including the extent to which premiums are concentrated on the coasts of South Carolina and Florida.
 July 16, 2024
Page 2
Expanding our presence in admitted and E&S coastal specialty markets, page 5

5. We note your disclosure that you seek to expand your presence in E&S coastal specialty markets. Revise your disclosure to explain why this market is termed "non-admitted." In this regard, it is unclear if Slide Insurance Holdings is not admitted or enrolled with the insurance commission of the states where you do, or intend to do, business. Further clarify the risky nature of the areas where you do business, which are "avoided" by competitors.
       For example, clarify, if true, that most insurers cannot perform the actuarial risk assessment necessary for approval by the relevant state insurance commission. Your revised disclosure should clearly explain the risks of writing insurance in this space, including, if true, the reliance on substantially less data to price the premiums.
Our Organizational Structure, page 9

6. Please also include an organizational chart depicting your organizational structure and ownership after the initial public offering.
Summary Consolidated Financial and Other Data, page 12

7. Your presentation of combined ratio, excluding catastrophic losses and prior year claims development appears to represent a non-GAAP financial measure given that it excludes amounts that are included in the combined ratio, the most directly comparable measure calculated and presented in accordance with GAAP. Please revise your filing to clearly label and identify this ratio as a non-GAAP financial measure and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.
8.     We note your disclosure of the    net acquisition expense ratio,
which is the ratio of net
       acquisition expenses to net premiums earned. Please tell us and revise to describe, quantitatively and qualitatively, what comprises your net acquisition expenses.
       Additionally, please tell us how you determined that the net acquisition expense ratio does not constitute a non-GAAP financial measure. Refer to Rule 101(a) of Regulation G and
       Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP Financial
       Measures. Please revise your filing as applicable.
Risk Factors, page 15

9. We note your organizational structure depicted on page 9, which explains that Slide
       Specialty Insurance Inc. is under contract to be purchased but has not yet closed due to pending regulatory approval. We also note your disclosure on page 15
that    all references
       in this subsection to the    Company,       we,       us    or    our
refer to the business of Slide
       Insurance Holdings, Inc., its subsidiaries, Slide Insurance Company and Slide Specialty
       Insurance Inc. (each, a    Carrier   ).    Please revise your definition
to exclude Slide
       Specialty Insurance Inc., which has not yet been acquired.
10. In this regard, please file the MGA agreement with your "primary customer," as referenced on page 19 or advise us why it is not a material agreement under Item
       601(b)(10) of Regulation S-K.
 July 16, 2024
Page 3
Our expansion within the United States will subject us to additional costs and risks and our plans may not be successful, page 20

11. We note your disclosure, in this risk factor, stating that "[a]s of December 31, 2023, the
       Carriers are legally permitted to write insurance in two states of the United States, Florida and South Carolina." We also note your statement on page 2 stating that you "write
       several homeowners    and condominium owners    products in coastal
specialty markets,
       most notably in Florida and South Carolina." Please clarify on page 2, and where appropriate, that you are currently only writing insurance in these two states or advise.
Intense competition in the segments of the insurance industry in which we operate, page 21

12. We note your disclosure that your competitors include companies such as "Universal
       Property and Casualty, Progressive and People   s Trust in the State of
Florida and
       companies such as Allstate, Farmers, Progressive, Liberty Mutual, State Farm and
       Travelers in states [you] may seek to expand into." Please disclose the criteria you used to identify these companies as your competitors.
13. Revise this risk factor to discuss the extent to which the ability to compete in your market is dependent on existing relationships.
Reinsurance may be unavailable at current levels and prices, page 22

14. We note your disclosure on page 23 that "[a]ll of [y]our rated reinsurers have an AM Best rating of A- or better." Please revise this risk to disclose the possible risks that could result from a fall in those ratings.
We rely on the experience and expertise of our Co-Founders, senior management team, highly specialized insurance experts, page 28

15. We note the statement that you rely on "a small number of highly specialized insurance experts." If material, revise to identify the number of such experts and lines of business to provide context for the risk factor. Additionally, revise your Business section or where appropriate to discuss the steps taken to mitigate the risks described here.
Performance of our investment portfolio is subject to a variety of investment risks, page 32

16.    We note your risk factor which discloses that    [i]n recent years,
interest rates have been at
       or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, particularly as it relates to fixed income securities and short-term investments, which, in turn, may adversely affect our operating results.
       Please revise your disclosure to also discuss the more recent rising interest rate environment.
The insurance business, including the market for homeowners insurance, is historically cyclical in nature, page 45

17. Please clarify in this risk factor, and its subheading, where the insurance industry currently is in terms of its cyclical nature so that investors may assess the risk.
 July 16, 2024
Page 4
We operate in a highly regulated environment, page 46

18. We note the statement that two senior officers at your MGA subsidiary and your CFO were officers of an insurance company that became insolvent. You also state that,
       "[r]ecently, the FLOIR has issued letters to many insurance carriers in Florida, including
       Slide Insurance Company, asking for additional information on compliance with the statute." Please revise to provide additional context, including the expected timing for resolution of the matters, and clarify the nature and extent of how adverse resolutions could impact your business.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
71

19.    Please revise your Management   s Discussion and Analysis of Financial
Condition and
       Results of Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K.
       Refer to SEC Release Nos. 33-6835 and 33-8350.
Revenue, page 75

20. We note you attribute the increase in net premium written as primarily a result of assumptions of policies from Citizens, the acquisition and subsequent renewals of United
       Property & Casualty Insurance Company policies, and new policies written. Additionally we note you identify policies-in-force and average premium per policy as key performance indicators on page 14. Please revise, here or where appropriate, to address the following:
           disclose and discuss the number of polices written by policy acquisition channel (i.e.
           assumptions, acquisitions and renewals, independent agents and direct-to-consumer)
           for the periods presented;
           additionally or together, include a roll-forward of policies-in-force by acquisition channel for the periods presented; and
           disclose and discuss period over period changes in average premium per policy.
Expenses, page 76

21.    Please revise to address the following items:
           quantify and discuss period over period catastrophic losses recognized within the financial statements, and
           identify the timing and specific events driving the majority of catastrophic losses recognized within the periods presented within financial statements.
22.    Please revise to disclose quantitative detail of the costs presented in
the    General and
       administrative expenses    line item for each period presented.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 81

23. We note that your sensitivity analysis for your interest rate risk exposure assumes a 100 basis point increase/decrease in interest rates. Please tell us how you determined that 100 basis points was the appropriate measurement point for the possible impact of an increase
 July 16, 2024
Page 5

       or decrease in interest rates, particularly given the changes in interest rates experienced in the past 12 months.
Critical Accounting Policies and Estimates, page 82

24. We note your disclosure on page 85 that you currently classify your investments in mortgage loans as held to maturity and report them at amortized cost. Please revise your filing to provide additional information about these mortgage loans in your notes to consolidated financial statements, including the disclosures required by ASC 326-20.
Business, page 87

25. Please disclose whether you have any dependence on key products or product lines. If so, please revise your Business, Risk Factors and MD&A sections accordingly. Reinsurance, page 91

26. We note that you utilize catastrophe bonds as a method of reinsurance. Please tell us whether you are the issuer of the catastrophe bonds and summarize how you accounted for the issuance of these catastrophe bonds. Please also tell us the relevant accounting guidance considered.
Ratings, page 96

27. We note your risk factor disclosure on page 19 that you do not have a rating from AM
       Best Company. Revise your disclosure on page 96 to include a similar discussion.
Government Regulation, page 96

28. Please revise your disclosure here to clarify the anticipated timeframe for being subject to the additional minimums and restrictions under the consent with FLOIR.
29. We note some state actions to limit rising interest rates and decisions by insurers to leave or discontinue policies in certain states due to regulatory restrictions or frequency of catastrophic and other events. Please revise your Government Regulation disclosure, or where appropriate, to further describe the economic and regulatory environment, especially as they relate to Florida and South Carolina and their coasts.
Anti-Takeover Effects of Some Provisions, page 121

30. We note your disclosure that some provisions of your certificate of incorporation and bylaws could make the removal of your incumbent officers and directors more difficult.
       Please revise this section to specify which provisions you are referring to or advise.
Forum Selection, page 121

31. We note that your forum selection provision identifies a state court or federal court located within the State of Delaware as the exclusive forum for certain litigation,
       including any    derivative action.    We also note your risk factor
disclosure on page 62,
       discussing the enforceability of this provision in relation to the Exchange Act. Please revise your disclosure on page 121 to include a similar discussion. Please ensure that the exclusive forum provision in your governing documents states clearly, if true, that the provision does not apply to actions arising under the Exchange Act and also revise, where
 July 16, 2024
Page 6

       appropriate, to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Consolidated Statements of Operations, page F-5

32. Please tell us how you considered, and your basis for, concluding not to present catastrophic losses as a separate line item within your Consolidated Statements of
       Operations. Cite the authoritative guidance upon which you relied.
Notes to Consolidated Financial Statements
1. Nature of Business and Significant Accounting Policies, page F-9

33. We note your disclosure on page F-10 that you have assumed insurance policies from
       Citizens Property Insurance Corporation (   Citizens   ), as well as
your disclosures
       throughout the filing that policies assumed from Citizens and other insurance entities have contributed to your growth. Please revise your disclosure to summarize your initial recognition and measurement of assumed policies. Please tell us the authoritative guidance upon which you relied.
34.    We note your disclosure on page F-15 that the    if-converted    method
is used in
       calculating diluted EPS. Please tell us how you determined that the if-converted method is appropriate to apply in determining the dilutive effect of your common stock share option awards. Please refer to ASC 260-10-45-28A.
Notes to Consolidated Financial Statements
6. Fixed-Maturity Securities Available-For-Sale, page F-22

35. We note that your net investment income was $20.9 million and $2.4 million in 2023 and
       2022, respectively, which, as disclosed on page F-24, excludes realized gains. We also note your disclosure on pg. F-27 that realized gains and losses are
reflected in    net
       realized investment gains (losses) on the consolidated statements of
income    although
       such a line item is not presented in the income statement. Please revise your filing to disclose the amount of any realized gains and losses on investment securities for the periods presented and to clarify where such realized gains and losses are presented in your financial statements.
Notes to Consolidated Financial Statements
10. Loss and Loss Adjustment Expenses, page F-28

36. Please revise to disclose a description of your methodology for calculating cumulative claim frequency information. Refer to ASC 944-40-50-4F.
37. We note your disclosure on page F-30 that your tabular disclosure about incurred and paid losses and reserve development, as well as cumulative claim frequency and the total incurred-but-not-reported liabilities plus expected development on reported claims, is
          supplementary and unaudited information.    Please tell us how you
determined that this
       information should be considered supplementary and unaudited, including for the most recent reporting period. Please refer to ASC 944-40-50-4B and revise as appropriate.
 July 16, 2024
Page 7

       Please contact Katharine Garrett at 202-551-2332 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Richard D. Truesdell, Jr., Esq.